Exhibit 99.3

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

31 October 2018

Vedanta Limited

Consolidated Results for the Second Quarter

ended 30 September 2018

Interim dividend of ₹ 17 per share amounting to ₹ 6,320 crore

Q2 Net Debt down 12% q-o-q

Mumbai, India: Vedanta Limited today announced its unaudited consolidated results for the Second quarter (“Q2”) ended 30 September 2018.

Financial Highlights

•	Continued strong financial performance

•	Interim dividend of ₹ 17 per share amounting to ₹ 6,320 crore

•	Revenues of ₹ 22,705 crore, up 5 % y-o-y

•	EBITDA of ₹ 5,342 crore, down 8% y-o-y

•	EBITDA margin[1] of 26%

•	Strong Balance Sheet

•	Net Debt reduced by ₹ 3,553 crores in Q2 FY2019

•	Net Debt/EBITDA at 1.0x lowest among Indian peers

•	Strong financial position with total cash & liquid investments of ₹ 40,015 crore

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 7

Unaudited Results for the Second Quarter ended 30 September 2018

Operational Highlights

•	Zinc India:

•	Zinc-Lead MIC at 232kt, up 6 % y-o-y, underground production up 44% y-o-y

•	Record silver production at 172 tonnes

•	Oil & Gas:

•	Average gross production of 186 kboepd, up 3% y-o-y

•	7 development drilling rigs in Rajasthan; 32 wells drilled till date

•	Zinc International: Trial production of concentrate commenced at Gamsberg in September end

•	Steel: Electrosteel production at 285 kt for Q2 FY2019, up 16% y-o-y

•	Aluminium: Record quarterly Aluminium production of 494 kt ,up 23% y-o-y and Alumina production from Lanjigarh refinery at 348 kt, up 30% y-o-y

•	TSPL: Plant availability of 94%

1.	Excludes custom smelting at Copper India and Zinc India operations

Mr. Srinivasan Venkatakrishnan, Chief Executive Officer, Vedanta, said “I am pleased with the growth in volume this quarter at our businesses. The Company is uniquely poised to grow in commodities that have rising demand especially in India with an enviable growth pipeline which is systematically being brought to fruition. I am very excited to be part of the Vedanta growth story and see a strong second half in both volumes and profitability across the businesses.”

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 7

Unaudited Results for the Second Quarter ended 30 September 2018

Consolidated Financial Performance

The consolidated financial performance of the company during the period is as under:

(In ₹. crore, except as stated)

FY 2018	Particulars (In ₹. Crore, except as stated)	Q2 FY 19		% Change	Q1	% Change	H1	H1
		FY 2019	FY 2018		FY 2019		FY 2019	FY 2018
92,923	Net Sales/Income from operations	22,705	21,590	5%	22,206	2%	44,911	40,932
25,470	EBITDA	5,342	5,776	(8%)	6,529	(18%)	11,871	10,760
36%	EBITDA Margin[1]	26%	35%		34%		30%	36%
5,783	Finance cost	1,571	1,427	10%	1,546	2%	3,117	3,053
3,574	Other Income	592	919	(36%)	418	42%	1,010	2,008
22,955	Profit before Depreciation and Taxes	4,229	5,162	(18%)	5,156	(18%)	9,385	9,518
6,283	Depreciation & Amortization	1,931	1,507	28%	1,796	8%	3,727	2,955
16,672	Profit before Exceptional items	2,298	3,655	(37%)	3,360	(32%)	5,658	6,563
(2,897)	Exceptional Item (Credit)/Expense[2]	(320)	(186)	72%	—	—	(320)	(186)
5,339	Tax	606	864	(30%)	1,112	(45%)	1,718	1,539
(1,536)	Dividend Distribution Tax (DDT)	—	—	—	—	—	—	—
2,074	Tax on Exceptional items	112	62	81%	—	—	112	62
13,692	Profit After Taxes	1,900	2,915	(35%)	2,248	(15%)	4,148	5,148
12,869	Profit After Taxes before Exceptional Items	1,692	2,791	(39%)	2,248	(25%)	3,940	5,024
11,333	Profit After Taxes before Exceptional Items & DDT	1,692	2,791	(39%)	2,248	(25%)	3,940	5,024
3,350	Minority Interest	557	870	(36%)	715	(22%)	1,272	1,602
10,342	Attributable PAT after exceptional items	1,343	2,045	(34%)	1,533	(12%)	2,876	3,546
9,561	Attributable PAT before exceptional items	1,135	1,990	(43%)	1,533	(26%)	2,668	3,491
8,025	Attributable PAT before exceptional items & DDT	1,135	1,990	(43%)	1,533	(26%)	2,668	3,491
28.30	Basic Earnings per Share (Rs/share)	3.62	5.51	(34%)	4.13	(12%)	7.76	9.55
26.17	Basic EPS before Exceptional items	3.06	5.36	(43%)	4.13	(26%)	7.19	9.41
21.96	Basic EPS before Exceptional items & DDT	3.06	5.36	(43%)	4.13	(26%)	7.19	9.41
64.45	Exchange rate (Rs./$) – Average	70.03	64.29	9%	67.04	4%	68.51	64.37
65.04	Exchange rate (Rs./$) – Closing	72.55	65.36	11%	68.58	6%	72.55	65.36

1.	Excludes custom smelting at Copper India and Zinc India operations
2.	Exceptional Items Gross of Tax
3.	Previous period figures have been regrouped or re-arranged wherever necessary to conform to current period’s presentation

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 7

Unaudited Results for the Second Quarter ended 30 September 2018

Revenues

Revenue in Q2 was up 5% y-o-y on account of higher volumes at Aluminium, higher availability at TSPL, acquisition of Electrosteel, currency depreciation and higher commodity prices partially offset by, lower volumes at Zinc India, Zinc International and closure of Tuticorin smelter.

EBITDA and EBITDA Margins

EBITDA for Q2 at ₹ 5,342 crore was down 8% on y-o-y primarily on account of higher costs due to input commodity inflation, lower volume at Zinc India, Zinc International, and closure of Tuticorin smelter. This was partially offset by higher commodity prices, acquisition of ESL and currency depreciation.

EBITDA margin1 during the quarter was at 26% compared to 35% in Q2 FY2018.

Depreciation & Amortization

Depreciation was higher by ₹ 424 crore y-o-y on account of higher charge at Zinc India due to higher ore production, acquisition of new businesses and higher charge at Oil & Gas due to reversal of impairment charge in the previous period.

Finance Cost and Other Income

Finance cost during the quarter was ₹1,571 crore, higher by ₹144 crore y-o-y mainly due to increase in borrowings on account of acquisition of Electrosteel and increase in interest rates in line with the market rates.

Other income for Q2 was at ₹592 crore, lower by 36% y-o-y, primarily due to lower investment corpus and mark-to-market loss on investments partially offset by one time reclassification from Other Comprehensive Income to profit and loss account at HZL.

Exceptional Items

Exceptional items is a credit of ₹320 crores, relating to reversal of previously recorded impairment at our Oil and Gas business and reversal of charge relating to arbitration of a historical vendor claim pursuant to Supreme Court Order in Aluminium business.

Taxes

Tax expense (before Exceptional items and DDT) was at ₹606 crore during the quarter, resulting in tax rate of 26%. The tax rate for the year is expected to be around 30%as per earlier guidance.

Attributable Profit after Tax and Earnings per Share (EPS)

Attributable Profit after Tax (PAT) before exceptional items and DDT for the quarter was at ₹ 1,135 crore, lower y-o-y primarily on account of lower interest income.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 9

Unaudited Results for the Second Quarter ended 30 September 2018

EPS for the quarter before exceptional items was at ₹3.06 per share.

Balance Sheet

Our financial position remains strong with cash and liquid investments of ₹ 40,015 crore. The Company follows a Board approved investment policy and invests in high quality debt instruments with mutual funds, bonds and fixed deposits with banks. The portfolio is rated by CRISIL which has assigned a rating of “Tier I” (meaning Highest Safety) to our portfolio. Further, the Company has undrawn fund based committed facilities of ~₹ 6,700 crore as on September 30, 2018.

As on 30 September 2018, net debt was at ₹ 26,357 crore, lower q-o-q on account of cash generation from operations and working capital release.

Corporate

Key Recognitions

Vedanta has been consistently recognized through the receipt of various awards and accolades. During the past quarter, we received the following recognitions:

•	Vedanta featured among the top 24 companies in India in The Economic Times Great Managers Awards 2018. Cairn Oil & Gas and Vedanta Aluminium-Jharsuguda were named companies with great managers.

•	Hindustan Zinc Limited ranked 1st in Environment category and 5th overall in the Metals & Mining sector by Dow Jones Sustainability World Index (DJSI World).

•	Hindustan Zinc became 1st Indian company registered with CII IGBC for Net Zero Green Building Initiative.

•	Cairn Oil & Gas Integrated Growth Projects team collected the award in global best practices in procurement for the ‘Best Cross-Functional Team Work’ category from CIPS, United Kingdom.

•	BALCO achieved ‘National Energy Leaders Award’ in the Metal sector for bagging the ‘Excellent Energy Efficient Unit Award’ continuously for 3 years.

•	Vedanta Aluminium-Lanjigarh won ‘Fame Excellence Platinum Award 2018’ by ‘Foundation for Accelerated Mass Empowerment’ at Dehradun in Women Empowerment Category for Project Sakhi.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 5 of 9

Unaudited Results for the Second Quarter ended 30 September 2018

•	TSPL bagged ‘Bharat Ratna Dr. A.P.J Abdul Kalam Samman Puraskar’ organized by Global Achievers Foundation.

•

Vedanta Aluminium-Jharsuguda conferred three awards at the CII National HR Circle Competition in the respective categories: Employee Relations & Employee Engagement, Management of Change and Excellence in HRM & Performance Management and Training & Development.

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website www.vedantalimited.com - http://www.vedantalimited.com/investor-relations/results-reports.aspx

Following the announcement, there will be a conference call at 6:30 PM (IST) on Wednesday, 31 October 2018, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number
Earnings conference call on Oct 31, 2018	India – 6:30 PM (IST)	Mumbai main access: +91 22 7115 8015 +91 22 6280 1114 Toll free numbers: 1800 120 1221 1800 266 1221
	Singapore – 9:00 PM (Singapore Time)	Toll free number 800 101 2045
	Hong Kong – 9:00 PM (Hong Kong Time)	Toll free number 800 964 448
	UK – 01:00 PM (UK Time)	Toll free number 0 808 101 1573
	US – 09:00 AM (Eastern Time)	Toll free number 1 866 746 2133

For online registration	http://services.choruscall.in/diamondpass/registration?confirmationNumber=5267915

Replay of Conference Call (October 31, 2018 to November 7, 2018)		India +91 22 7194 5757 +91 22 6663 5757 Passcode: 61847#

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 6 of 7

Unaudited Results for the Second Quarter ended 30 September 2018

For further information, please contact:

Communications Arun Arora Head, Corporate Communications	Tel: +91 124 459 3000 gc@vedanta.co.in

Investor Relations Rashmi Mohanty Director – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in
Sneha Tulsyan Associate Manager – Investor Relations

About Vedanta Limited

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, steel, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia and Ireland.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India. To access the Vedanta Sustainable Development Report 2018, please visit https://www.vedantalimited.com/VedantaDocuments/4SustainabilityReport2017-18.pdf

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 7 of 7